Exhibit 12.1

CHEVRONTEXACO CORPORATION — TOTAL ENTERPRISE BASIS

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months	Year Ended December 31,
	Ended
	September 30, 2003	2002	2001	2000	1999	1998

	(Dollars in millions)
Net Income Before Cumulative Effect of Changes in Accounting Principle	$5,691	$1,132	$3,931	$7,727	$3,247	$1,917
Income Tax Expense	4,494	3,024	4,360	6,322	2,565	919
Distributions (Less Than) Greater Than Equity in Earnings of Affiliates	(492)	374	(489)	(26)	(288)	49
Minority Interest	66	57	121	111	71	62
Previously Capitalized Interest Charged to Earnings During Period	57	70	67	71	74	57
Interest and Debt Expense	363	565	833	1,110	1,132	1,057
Interest Portion of Rentals*	389	407	357	340	249	255

Earnings Before Provision for Taxes And Fixed Charges	$10,568	$5,629	$9,180	$15,655	$7,050	$4,316

Interest and Debt Expense	$363	$565	$833	$1,110	$1,132	$1,057
Interest Portion of Rentals*	389	407	357	340	249	255
Preferred Stock Dividends of Subsidiaries	—	5	48	50	55	33
Capitalized Interest	55	67	122	108	38	63

Total Fixed Charges	$807	$1,044	$1,360	$1,608	$1,474	$1,408

Ratio Of Earnings To Fixed Charges	13.10	5.39	6.75	9.74	4.78	3.07

* Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

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